SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Allegiant Travel Co.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

May 22, 2015

Please vote AGAINST the re-election of directors Marvin, Ellmer and Redmond at Allegiant  Travel Co.’s (NASDAQ: ALGT) annual shareholder meeting on June 18, 2015.

Dear Allegiant Shareholder:

At the June 18th annual shareholder meeting, we urge you to Vote Against Audit Committee members Linda A. Marvin, Gary Ellmer and John Redmond for sanctioning a series of highly questionable and costly related transactions with CEO Maurice Gallagher over the past year. Making up three quarters of the Audit Committee – responsible for approving related party transactions -- the three directors share extensive business or employee ties with CEO Gallagher, and their collective failure to guard against what we view as the poor use of shareholders’ capital spotlights serious weaknesses in the board’s structure. Allegiant’s governance has failed to evolve along with the airline’s growth and suffers from many of the trappings of a founder-dominated company. The following are of critical concern for shareholders:

  New and highly questionable related transactions with the CEO that are equal to one-third of the company’s SG&A expense in 2014. This includes sponsorship of CEO Gallagher’s NASCAR racing team, for which his son drives; a video production company, Alpine Labs, co-founded by CEO Gallagher, for the production of a game-show; and Adapt Courseware, a developer of online teaching tools also controlled by CEO Gallagher, for the production of company training tools.
  An Audit Committee that lacks the necessary independence from CEO Gallagher to oversee these transactions. Critically, with three of the four Audit Committee members having extensive ties to CEO Gallagher, traditional safeguards against self-dealing and the accrual of other private benefits from such transactions, are severely weakened.
  Weaknesses over director recruitment and board diversity. These collectively portray a board that remains tightly controlled by Gallagher, and has failed to evolve with the company’s growth and long-since shift to majority public ownership.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in Allegiant.

Up to $9.3 million in new and highly questionable related transactions with CEO Gallagher

For a company crediting its competitive advantage to its very low cost structure, we note these new transactions and commitments to Alpine Labs, GMS Racing and Adapt Courseware add up to $9.3 million, or equivalent to nearly a third of the 2014 “Selling, General and Administrative” expense (the line item under which many of these costs are recorded) and set against net income of $86.7 million. But most alarming is the superfluous, tangential nature of many of these transactions to Allegiant’s business – indeed, the company refers to several of these as “noncore special projects” – and yet their potentially valuable personal benefits to CEO Gallagher, the company’s founder and current 21% shareholder.

The $2.8 million paid to Alpine Labs and the $2.5 million paid to GMS Racing as lead sponsor fall under marketing and equal around 18% of the company’s total 2014 sales and marketing budget. Besides the question of whether, as the company states, the transactions were based on terms “no less favorable…than could be obtained from unaffiliated parties,” a critical issue for shareholders is whether to re-elect Audit Committee members who were willing to approve a significant portion of Allegiant’s sales and marketing budget to Gallagher’s other business ventures. We think not.

Alpine Labs: A video production company co-founded and 25% owned by Gallagher, Alpine Labs received $2.8m for the production of a game show on the company’s flights, “Game Plane,” with passengers participating.1 Forty episodes have been produced and the show has been syndicated across local TV networks. Significantly, at last November’s analyst day, the company conceded that it will take time to gauge the degree of success the show achieves on broadcast TV -- an observation that only serves to highlight the hazard to shareholders from such an unconventional and in fact untried marketing strategy in the industry. Piloting a new TV show is inherently risky, and while this uncertainty is something that a CBS or NBC must assume in the course of their business, it is far from an unavoidable risk for a low-cost air carrier with a limited budget. In fact, VP of Marketing Brian Davis told the Los Angeles Times that while the show was liked by passengers, he didn’t know whether the game show had played a direct role in boosting the carrier’s popularity or profit.2

GMS Racing: Allegiant’s lead sponsorship of CEO Gallagher’s racing team, for which his son drives, jumped from an initial $250,000 in 2011, when GMS first entered ARCA competition, to $2.5 million in 2014 as the team embarked on a full-time entry into the NASCAR Camping World Truck Series. We note that a recent special interview with Spencer Gallagher in Motorsport.com put the relationship this way: “Allegiant has expanded its profits [since its IPO in 2004] which has enabled Gallagher to gather the funding to stick his company’s logo on his son’s vehicles.” 3 Certainly what is clear is that Allegiant’s rising sponsorship has grown in tandem with the racing aspirations of the team. Even if NASCAR sponsorship makes business sense, it is difficult to view the sponsorship of this team and the CEO’s son as anything but a clear case of favoritism.

Adapt Courseware LLC: In 2014, the Audit Committee also approved payments of up to $4 million ($828,000 in 2014 and up to an additional $3.26 million in the future) to Adapt Courseware, a company controlled by Gallagher and specializing in developing online teaching tools, to build training modules. The company states that it expects that the investment “will reduce training costs.” Assuming these costs are reported as other operating expenses, the overall commitment is equivalent to 7% of the 2014 total line item.

The Audit Committee lacks the necessary independence from CEO Gallagher to oversee these transactions.

The Audit Committee is charged with approving these related transactions. And yet, with a committee that comprises three long-time business associates of CEO Gallagher, the traditional safeguards are absent.

Committee Chair Linda Marvin served alongside CEO Gallagher for over two decades, including at Mpower Communications and WestAir, and most recently as Allegiant’s CFO from 2001 to 2007. While Marvin is now eight years removed from her position as CFO (and thus qualifies as independent under Sarbanes Oxley), having the former CFO serve on the Audit Committee is highly unusual, and particularly problematic when the committee lacks any other designated financial expert. Moreover, it is difficult to believe that her appointment to the board in 2013 stemmed from anything else but her long-standing relationship with Gallagher. Gary Ellmer, a director since 2007, and like Marvin, without any other prior board experience, also previously served alongside Gallagher at WestAir.

Meanwhile, John Redmond, a director from 2007 to June 2013, and then again from April 2014 (after a brief tenure as CEO of Echo Entertainment Group Ltd in Australia, during which time the company’s stock fell nearly 40%) continues the board’s relationship with business partners of CEO Gallagher. Redmond, like former director Timothy Flynn (2006 to 2013), is a partner (11% interest) alongside Gallagher (30%) in the limited liability company that owns the company’s headquarters and adjacent property. In 2014, the company paid $3.1 million in rent for these two properties.4

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

1 See http://www.thegameplane.com/

2 http://www.latimes.com/business/la-fi-onboard-game-show-allegiant-air-20150116-story.html

3 http://www.motorsport.com/nascar-truck/news/spencer-gallagher-rising-through-the-ranks/

Weaknesses in director recruitment and board diversity

Allegiant may have ceased to be a controlled company in 2007, but the board’s composition, oversight and responsiveness fail to reflect this critical shift to majority public ownership.

As to the board’s balance of expertise and diversity of backgrounds, we note that besides Marvin, Redmond and Ellmer, the two remaining outside directors, Montie Brewer and Charles Pollard are former airline industry executives. This leaves Redmond, a prior CEO of MGM Grand Resorts and business partner of CEO Gallagher, as the only director from outside the airline business. Industry experience is vital for a board, but so is the diversity of experiences and backgrounds; coupled with the ties three directors have to Gallagher, the concentration is indicative of a limited, if not constricted, director selection process. Further doubt is cast on the integrity of this process by the fact that Marvin and Ellmer make up two-thirds of the Nominating Committee (Brewer being the other member), as well as the fact that the committee lacks a designated chair, and has met just once in each of the past seven years (2008 – 2014), prior to which the company was formally controlled by Gallagher.

As for overseeing executive pay, we believe it is wholly inappropriate for a business partner of the CEO, Redmond, to be sitting on the Compensation Committee. The very rudimentary structure of executive compensation – a discretionary annual bonus structure, limited use of benchmarking, no formal policy on the allocation between short and long-term compensation, and the reliance on time-vesting options –  point to a lack of expertise and/or engagement by the committee. Moreover, it bears recalling that the company’s adoption of a triennial say-on-pay vote was not for the want of an annual vote by shareholders. In 2011, 54% of shares were cast in favor of an annual vote – 73% if you exclude Gallagher’s ownership – and yet the board went ahead with its own preferred triennial vote.

For all these reasons, we urge you to join us by voting AGAINST the re-election of approval of directors Ellmer, Marvin and Redmond. If you would like to discuss our concerns directly with us, please contact my colleague Etelvina Martinez at (202) 721-6077 or Etelvina.Martinez@changetowin.org

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

4 In what appears an attempt to minimize the significance of the transaction, the company notes that Redmond has received less than $21,000 in distributions from his investment over the past five years. However, the value of the relationship to Redmond is clearly far greater as an 11% holder of a property that received $3.1 million in rent in 2014 (as with many lease arrangements, the value to the owner is in the pay down of the mortgage, rather than direct cash distributions).